October 11, 2018

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603


               Re:     Smart Trust 410
                       File Nos. 333-227457 and 811-21429

Dear Mr. Anderson:

        On September 21, 2018, you filed a registration statement on Form S-6 for Smart Trust
410 (SMID Strength Trust, Series 1) (the "Trust"), a unit investment trust. We have reviewed the amendment to the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the amendment to the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the amendment.

PROSPECTUS (PART A)

Investment Summary -- Principal Investment Strategy (Pages A-3 - A-4)

1. The first sentence of the last paragraph on page A-3 states that "at least 80% of the trust's net assets will be invested in securities of small to mid-cap companies." Please revise this investment policy so that at least 80% of the Trust's net assets will be invested in securities of strong, small to mid-cap companies" and please include a definition of the word "strong"
   for purposes of this policy.

Investment Summary -- Principal Risk Considerations (Page A-4)

2. Please disclose a risk factor that describes the risk that securities selected by the Trust may not perform well even though the sponsor selected the securities using criteria it believes are indicators of company strength.
 Scott R. Anderson, Esq.
October 11, 2018
Page 2

Fee Table (Page A-5)

3. The disclosure accompanying the Example states that the example assumes that you roll your investment into the next available series of the trust every 15 months when the current trust terminates. Please disclose how any accompanying sales charges incurred upon a rollover are treated in the Example.

4. The footnote to the fee table states that the creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period. Please disclose whether shareholders who invest after the end of the initial offering period will have to pay the creation and development fee.

PROSPECTUS (PART B)

Risk Considerations (Pages B-1-B-3)

5. The disclosure on page B-2 sets forth a concentration risk factor. If the Trust will be concentrated in any industries, please add appropriate disclosure in the Principal Investment
   Strategy section and the Principal Risk Considerations section in Part A of the prospectus.
   Please also make corresponding changes to the risk disclosure in this section that are consistent with the revisions made to the Principal Risk Considerations section in Part A of
   the prospectus.

CONTENTS OF REGISTRATION STATEMENT

6. Please confirm that the undertaking to file reports under Instruction 3.3 of Form S-6 will be included along with the Trust's pricing amendment for which the Sponsor will seek effectiveness.

GENERAL COMMENTS

7. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-
   effective amendments.

8. Responses to this letter should be set forth in the form of a response letter as well as in a pre-
   effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.

                                       *******
 Scott R. Anderson, Esq.
October 11, 2018
Page 3

         In closing, we remind you that, since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, the Trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.
                                                              Sincerely,

                                                              /s/ Anu Dubey

                                                              Anu Dubey
                                                              Senior Counsel

CC:    Michael Spratt
       Michael Shaffer